EXHIBIT 99.3

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010
(Expressed in Canadian Dollars)

1600-570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretium.com

Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements and Management Discussion and Analysis ("MD&A") are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision of and the participation of the Chief Executive Officer and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA as required in Canada by Multilateral Instrument 52-109.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

"Robert A. Quartermain"	"Peter de Visser"
Robert A. Quartermain	Peter deVisser
Chief Executive Officer	Chief Financial Officer

March 15, 2011

March 15, 2011

Independent Auditor's Report

To the Shareholders of Pretium Resources Inc.

We have audited the accompanying consolidated financial statements of Pretium Resources Inc., which comprise the consolidated statement of financial position as at December 31, 2010 and the consolidated statements of comprehensive loss and deficit, cash flows and changes in equity from the date of incorporation on October 22, 2010 to December 31, 2010, and the related notes including a summary of significant accounting policies.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pretium Resources Inc. as at December 31, 2010 and its financial performance and its cash flows from the date of incorporation on October 22, 2010 to December 31, 2010 in accordance with International Financial Reporting Standards.

Signed "PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, British Columbia

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	December 31, 2010
ASSETS

Non-current assets
Mineral interests	4	$450,000,000

Current assets
Prepaid expenses		106,405
Due from Silver Standard Resources Inc.	6	600,000
Receivables		32,166
Cash and cash equivalents	8	48,533,766
Total current assets		49,272,337

Total Assets		$499,272,337

EQUITY

Share capital	5	$458,738,330
Share based payment reserve	5,6	13,779,108
Deficit		(14,130,016)
Total equity		458,387,422

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	9	1,131,915
Convertible promissory note	7	39,753,000
Total liabilities		40,884,915

Total Equity and Liabilities		$499,272,337

Subsequent events 7, 12

These consolidated financial statements are authorized for issuance by the Board of Directors on March 15, 2011.

On behalf of the Board:

/s/ Ross A. Mitchell	/s/ Robert A. Quartermain
Ross A. Mitchell	Robert A. Quartermain
(Chairman of Audit Committee)	(Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND DEFICIT
FROM THE DATE OF INCORPORATION ON OCTOBER 22, 2010 TO DECEMBER 31, 2010

	Notes	2010

EXPENSES

Insurance		1,637
Investor relations		70,732
Listing fees		200,000
Management fees		18,100
Salaries		14,852
Stock based compensation	5, 6	13,779,108
Travel and accommodation		65,000

Loss before other items		(14,149,429)

OTHER ITEMS

Interest income		19,413

Loss, comprehensive loss and deficit for the period		$(14,130,016)

Basic and diluted loss per common share	2, 5	$(1.25)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FROM THE DATE OF INCORPORATION ON OCOTBER 22, 2010 TO DECEMBER 31, 2010

	Note	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year from operations		$(14,130,016)
Items not affecting cash:
Stock based compensation	5, 6	13,779,108

Change in non-cash working capital items:
Receivables		(32,166)
Prepaid expenses		(106,405)
Accounts payable and accrued liabilities		460,708

Net cash used in operating activities		(28,771)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued by initial public offering	5	265,020,000
Share issuance costs	5	(2,937,463)
Preferred share issuance	5	1,500,000

Net cash generated by financing activities		263,582,537

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of mineral properties	4	(215,020,000)
Net cash used in investing activities		(215,020,000)

Change in cash and cash equivalents for the period		48,533,766

Cash and cash equivalents, beginning of period

Cash and cash equivalents, end of period		$48,533,766

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FROM THE DATE OF INCORPORATION ON OCOTBER 22, 2010 TO DECEMBER 31, 2010

		Common shares
	Note	Number of shares	Amount	Share-based payments reserve	Deficit	Total

Initial public offering	5	44,170,000	$265,020,000		$-	3265,020,000

Share issue costs	5		(3,008,670)			(3,008,670)

Shares issued under Acquisition	5	32,537,833	195,227,000			195,227,000
Agreement

Conversion of preferred shares	5
to common shares		2,136,752	1,500,000	11,320,513		12.820,513

Value assigned to options granted	5	-	-	2,458,595	-	2,458,595

Loss for the period					(14,130.016)	(14.130,016)

Balance —
December 31, 2010		78,844,585	$458,738,330	$13,779,108	$(14,130,016)	3458,387.422

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

1.	NATURE OF OPERATIONS

Pretium Resources Inc (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.

The Company owns the Snowfield and Brucejack Projects (the "Project") located in Northwest British Columbia, Canada. The Company is in the process of exploring the Project and has not yet determined whether it contains economically recoverable mineral reserves. The Company's continuing operations and the underlying value and recoverability of the amount shown for the mineral property interest is entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Project, obtaining the necessary permits to mine, and on future profitable production or from the proceeds from the disposition of the Project.

Refer to notes 4 and 5.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") effective for the Company's reporting year ended December 31, 2010.

Basis of preparation

These consolidated financial statements have been prepared on the historical cost basis. The presentation and functional currency of the Company is the Canadian dollar.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary.

Inter-company balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Financial instruments

Non derivative financial assets

All financial assets are recognized or derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value. Financial assets held are receivables, cash and cash equivalents and due from Silver Standard Resources Inc ("Silver Standard"). These are receivables that have fixed or determinable payments that are not quoted in an active market and accordingly are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Non-derivative financial liabilities

The Company has the following non-derivative financial liabilities: accounts payable and accrued liabilities and convertible promissory note.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are amortized at cost using the effective interest method.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

For all financial assets objective evidence of impairment could include:
•      significant financial difficulty of the issuer or counterparty; or
•      default of delinquency in interest or principal payments; or
•      it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Derivative financial instruments

The company does not have any derivative financial instruments.

Exploration and Evaluation Expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired. Exploration and evaluation expenditures are deferred. Costs incurred before the Company has obtained the legal rights to explore an area are expensed.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Exploration and Evaluation Expenditures (cont'd)

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrated, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions which are available on demand by the Company.

Impairment of Non Financial Assets

At the end of each reporting period, and when relevant triggering events and circumstances occur, the carrying amounts of the Company's non financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and the value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. A cash-generating unit is determined as the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group's of assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The Company has not recorded any impairment charges in the period presented.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Income Taxes

Any income tax on profit or loss for the period presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates at the end of the reporting period applicable to the period of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Restoration, Rehabilitation and Environmental Costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. The cost of any rehabilitation program is recognized at the time that the environmental disturbance occurs. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset along with a corresponding liability, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect risks specific to the asset are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is adjusted each period for the unwinding of the discount rate, changes to the current market-based discount rate, and for the amount or timing of the underlying cash flows needed to settle the obligation.

The Company has no material restoration, rehabilitation and environmental costs. The Company however, has an environmental bond in place which was funded by the previous operator of the Project.

Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Segment Reporting

The Company operates in a single reportable operating segment — the acquisition, exploration and development of mineral properties, all of which are located in Canada.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the carrying value of the net assets including the mineral property interest of the Project;

ii.	the determination of inputs such as volatility given the short trading history for the Company for calculating share-based compensation included in the loss for the year.

iii.
the operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood and nature of new regulations and their overall effect upon the Company are not predictable.

Share-based payment transactions

The share purchase option plan allows Company employees and consultants to acquire shares of the Company.  The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in equity settled share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and the share based compensation is expensed based on graded vesting. The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. Forfeiture rates are estimated in advance and are used in the estimate of the share-based expense for the financial statement period.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the non-employee receives the goods or the services.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

3.	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards amendments and interpretations to existing standards not adopted by the Company

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2011 or later periods.

•
IFRS 9, Financial Instruments, Classification and Measurement, effective for the Company's annual reporting period beginning January 1, 2013. The Company anticipates that the adoption of this standard will have no material impact except for additional disclosures;

•
Amendments to IAS 24, Related Party Disclosures, effective for the Company's annual reporting period beginning January 1, 2011. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. When the revised standard is applied, the Company and the parent will need to disclose any transactions between its subsidiaries and its associates;

•
IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments, effective for the Company's annual reporting period beginning January 1, 2011. This interpretation is not expected to have any impact on the financial results of the Company.

4.	MINERAL INTERESTS

Snowfield and Brucejack Project

The Company acquired by an agreement dated October 28, 2010, the Snowfield and Brucejack Project from Silver Standard. Consideration for the Project was $450,000,000, paid by $215,020,000 in cash and the issuance of 32,537,833 common shares of the Company valued at $195,227,000 and a convertible promissory note for $39,753,000. The Company has assumed a tax base of nil upon the purchase of the properties; however, no future income tax liability has been recognized as this was considered an asset acquisition.

The project consists of gold/copper/silver exploration projects located in northwest British Columbia.

Acquisition of Snowfield and Brucejack	$450,000,000

Refer to notes 5, 6 and 7.

The Company owns a 100% interest in the Brucejack Project, subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

5.	CAPITAL AND RESERVES

Authorized Share Capital

At December 31, 2010, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

Issued Share Capital

On December 21, 2010, the Company completed its Initial Public Offering ("IPO") of 44,170,000 common shares for gross proceeds of $265,020,000. Concurrently, the Company paid $215,020,000, and issued 32,537,833 shares valued at $ 195,227,000 and a promissory note convertible into shares of the Company at $6 per common share for $39,753,000 to Silver Standard to acquire the Snowfield and Brucejack Project (note 4).

At December 31, 2010, the issued share capital comprised of 78,844,585 common shares. The change in issued share capital for the period was as follows:

Common Shares:	Number of Common Shares	Amount
Shares issued for Initial Public Offering	44,170,000	$265,020,000
Share issuance costs	-	(3,008,670)
Shares issued to Silver Standard	32,537,833	195,227,000
Preferred shares conversion to common shares (1)	2,136,752	1,500,000

Balance as at December 31, 2010	78,844,585	$458,738,330

(l)Concurrent to the IPO, the President's initial subscription for $1,500,000 for one preferred share of the Company was converted to 2.5% of the fully diluted issued and outstanding common shares of the Company.

See note 6.

Preferred Shares:

Issuance of preferred shares	$1,500,000
Conversion into common share at IPO	(1,500,000)
Balance as at December 31, 2010	$-

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2010 was based on the following:

Loss attributable to common shareholders	(1.25)
Weighted average number of common shares
outstanding for calculation of loss per share	11,263,513

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

5.	CAPITAL AND RESERVES (Cont'd)

Share Option Plan

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 10% of the number of then outstanding common shares. Such options can be exercisable for a maximum of ten years from the date of grant. The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Vesting of share options is at the discretion of the Board of Directors at the time the options are granted.

The Company granted new options under the share option plan during the year ended December 31, 2010, as noted in the table below:

Expiry date	Exercise price	Number granted	Exercised (Cancelled)	As at December 31, 2010	Exercisable
December 21, 2015	$6.00	2,725,000		2,725,000	681,250

Weighted average exercise price		$6.00		$6.00	$6.00
Weighted average remaining contractual life (years)		5.0	-	5.0	-

The total fair value of stock options granted during the year was $2,458,595.

The following are the weighted average assumptions employed to estimate the fair value of options granted in the year excluding using the Black-Scholes option pricing model:

Risk-free interest rate	2.38%
Expected volatility	65.7%
Expected life	5 years
Expected dividend yield	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

6.	RELATED PARTIES

Transactions with key management personnel

Key management personnel compensation	For the period ended December 31,
2010
Salaries and management fees	$31,846
Share based compensation	1,714,249
Share based compensation — Preferred share conversion	11,320,513
$13,266,608

Preferred share conversion

As a condition to the closing of the acquisition of the Brucejack and Snowfield Project, the President of the Company capitalized the Company by way of an investment of $1,500,000, in consideration of which one preferred share of the Company was issued to him. The preferred share was converted, at the closing of the IPO, into 2,136,752 common shares, representing 2.5% of the issued and outstanding common shares of the Company at that date.

Upon conversion of the preferred share, $11,320,513 of share based compensation was recognized. This compensation is calculated as the difference between the fair value of the common shares converted on the date of the IPO and the consideration received of $1,500,000.

Receivable from Silver Standard

Pursuant to the closing of the acquisition, the Company and Silver Standard have an agreement to share certain share issuance costs related to the IPO. Accordingly, the Company has recorded a receivable of $600,000 due from Silver Standard with a corresponding offset to share issuance costs.

The Company's acquisition of the Project from Silver Standard has resulted in Silver Standard owing 41.3% of the issued shares of the Company at December 31, 2010.

Refer to notes 4, 7 and 12.

Subsidiary
Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
0890693 BC Ltd. (1)	British Columbia, Canada	100%	Holds interest in Project

(1) Subsequently renamed Pretium Explorations Inc.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

7.	CONVERTIBLE PROMISORY NOTE

The Company issued to Silver Standard a convertible promissory note in the amount of $39,753,000, which was payable in cash or would automatically convert 40 days after the IPO into common shares of the Company at $6 per share. On January 6, 2011, $18,000,000, being the proceeds from the over allotment, was paid to Silver Standard to reduce the note to $21,753,000, which was converted to 3,625,500 common shares as a final settlement on February 1, 2011.

Refer to notes 4, 5 and 12.

8.	CASH AND CASH EQUIVALENTS

As at December 31 2010
Business and savings accounts	$48,533,766

Cash and cash equivalents comprise cash in business and savings accounts, available on demand by the Company, held at a major Canadian bank.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Falling due within one year:	As at December 31 2010
Trade payables	$1,131,915

10.	FINANCIAL RISK MANAGEMENT

(a)	Overview

The Company has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

10.	FINANCIAL RISK MANAGEMENT (Cont'd)

(b)	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, amounts due from Silver Standard and other receivables. The Company limits its exposure to credit risk on liquid financial assets through investing its cash and cash equivalents with high-credit quality financial institutions.

The carrying value of the Company's cash and cash equivalents, due from Silver Standard and other receivables represent the maximum exposure to credit risk.

Financial Assets	Carrying Amount as at December 31 2010
Due from Silver Standard (note 6)	$600,000
Receivables	$32,166
Cash and cash equivalents (note 8)	$48,533,766

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company's cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its programs.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

10.	FINANCIAL RISK MANAGEMENT(Cont'd)

(d)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company's current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

(e)	Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit. The Company manages its capital structure through the preparation of operating budgets, which are approved by the Board of Directors.

There were no changes in the Company's approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

(f)	Fair Value

The fair value of the Company's financial assets and liabilities approximate their carrying value.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

11.	TAXATION

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at December 31, 2010, the Company has a nominal amount of non-capital loss carry forwards.

Reconciliation of effective tax rate	Period ended December 31 2010

Loss for the period	$(14,130,016)

Income tax using the Company's domestic tax rate	(4,027,055)
Net of deductible and non-deductible expenses	3,927,045
Change in statutory tax rate	117,585
Unrealized benefit on share issuance cost	(857,470)
Change in valuation allowance	839,895

As of at December 31, 2010, the Company had the following balances in respect of which no deferred tax asset was recognized:

Expiry	Net operating losses	Resource pools	Financing fees and other
Within one year	$-	$-	$-
One to five years	-	-	-
Five to twenty years	238,160	-	-
Twenty or more years	-	-	601,735
	$238,160	$-	$601,735

12.	SUBSEQUENT EVENTS

1)
Subsequent to year-end, the Company settled the convertible promissory note of $39,753,000 by paying $18,000,000 in cash and issuing 3,625,500 common shares with a value of $21,753,000. Refer to notes 4 and 7.

2)	The Company exercised an option to acquire 69,810 hectares of mineral claims located to the east and south of the Project and also real property located in Stewart, BC from Silver Standard for $100.

3)
The Company paid $1,125,000 to acquire a 100% interest in certain claims adjacent to the Project, subject to a 2% net smelter returns royalty on production from the property that may be purchased for $8,000,000. Commencing January 31, 2014, a minimum royalty payment of $50,000 per year is payable by the Company.

4)	The Company granted 1,575,000 stock options exercisable at $6.10 per share exercisable prior to January 28, 2016.